SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25

                                   Commission File Number 0-24034

                   NOTIFICATION OF LATE FILING

                          (Check One):

[ X ]  Form 10-K    [ ]  Form 11-K [ ]  Form 20-F  [ ] Form 10-Q

For Period Ended:  December 31, 1997

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________
_________________________________________________________________
_________________________________________________________________

Part I- Registrant Information

Full Name of Registrant:   Skysat Communications Network Corp.

Former Name if Applicable: ______________________________________

Address of Principal Executive Office (Street and Number):  405
Lexington Avenue, 33rd Floor

City, State and Zip Code: New York, New York  10174




















Part II - Rule 12b-25(b)and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]     (a)  The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

[   ]     (b)  The subject annual report or portion thereof will
               be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit
               required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

     The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain financial and other information required to be included in the Form 10-KSB. The Company's Annual Report on Form 10-KSB will be filed as soon as practicable.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

          Wenona J. Waldo     (212)               972-0070
          (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

     [ X ]     Yes  [   ]     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [   ]     Yes  [ X ]     No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               SKYSAT COMMUNICATIONS NETWORK CORP.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 1998              By:  /s/WENONA J. WALDO
                                        Wenona J. Waldo
                                        Controller